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                                                                       EXHIBIT 3



                          [LATHAM & WATKINS LETTERHEAD]


                                  May 31, 2000

VIA TELECOPIER

Board of Directors
IMP, Inc.
2830 North First Street
San Jose, California 95134

     Re:  Teamasia Semiconductors PTE

Dear Sirs:

     As you know, we are counsel to Teamasia Semiconductors PTE Ltd. ("Teamasia") in respect to the Stock Purchase Agreement dated October 8, 1999 between Teamasia and IMP, Inc. ("IMP"), and the Phase 2 Stock Purchase Agreement dated December 15, 1999 between the same parties.

     We are writing because certain statements made by IMP and its counsel recently, in themselves and taken in the context of the previous extraordinary delay and stalling in proceeding toward the closing of Phase 2 of the parties' contracts, have given rise to concern on Teamasia's part as to whether IMP intends to perform its contractual obligations, and whether it has been acting in the good faith required of it to date. We ask for your prompt assurance that IMP will perform its obligations.

     As you know (and as IMP's own proxy statement clearly reflects), the two stock purchase agreements referenced above are part of a unitary agreement and transaction between IMP and Teamasia, in which it was agreed and contemplated that Teamasia would acquire 51% of the fully diluted common stock of IMP. This was done in two phases because of the urgent need of IMP for an immediate cash infusion, and accordingly the first phase was accomplished at a price per share above the market value. Obviously Teamasia would never have agreed to such a first


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Board of Directors
IMP, Inc.
May 31, 2000
Page 2


step without the assurance that it would receive the benefit of its bargain through closing of Phase 2 at a price intended to yield the blended price the parties agreed to in the first place.

     Given recent events and statements, we are forced to wonder whether IMP was acting in good faith, and truthfully representing its intentions, in taking the benefit of the first half of the parties' agreements. The Phase 1 agreement reflected the parties' agreement that the Phase 2 part of the deal was to be completed by February 28, 2000. That has not happened, because IMP has in fact dragged its feet, stalled, and delayed in the steps required of it to bring about the Phase 2 closing. No other conclusion would seem to explain the full six months it took IMP to mail the proxy statement. Similarly, IMP even resorted to fabricated disputes involving Teamasia extraordinary efforts to support it by buying wafers to delay the mailing of the proxy In light of subsequent revelations it is an obvious inference that IMP may have intended all along to evade its obligations under Phase 2, despite having accepted the benefits of Phase 1.

     IMP's actions to date are a clear breach of its contractual duties under the parties' agreement. Without limitation, the duties thus breached include IMP's obligations to negotiate in good faith concerning the Phase 2 part of the transaction (section 7.15 of the Phase 1 Agreement); to use reasonable efforts to obtain stockholder approval in order to complete the Phase 2 purchase as expeditiously as possible (id.); to use reasonable efforts to prepare a proxy statement and obtain stockholder approval (section 4.1(g) of the Phase 2 Agreement); to use reasonable efforts to cause the proxy statement to be mailed as soon as possible (section 6.1 of the Phase 2 Agreement); to promptly call the Stockholders Meeting (id.), to recommend approval and adoption by the stockholders (id.); and to take all reasonable and lawful action to solicit and obtain such approval (id.).

     Further, absent any other credible explanation for IMP's actions and inactions, it is to be inferred that IMP never intended to perform its obligations under the parties' agreements, but instead intended to take the benefit of the Phase 1 above-market stock purchase, but then seek to deprive Teamasia of the correlative benefit of its bargain by avoiding the closing of Phase 2. If, upon fuller factual development (by litigation discovery or otherwise), it is shown that IMP had such an intention at the time of the parties' original agreement, or at the time it accepted the benefits of the Phase 1 purchase, then IMP (and its officers and agents) would be guilty of fraud in the inducement of the transaction. Similar liability would attach to any false reassurances or statements of intention that were conveyed, expressly or by implication, at any later time. Further, regardless of the timing of IMP's intentions, a conscious effort on its part to avoid performance of Phase 2 (or to deprive Teamasia of the economic benefit of such performance) would be an obvious breach of IMP's duties of good faith and fair dealing under its contracts. Inquiry would also have to be made into the role of any third parties in inducing such actions on IMP's part.
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Board of Directors
IMP, Inc.
May 31, 2000
Page 3


     In recent communications Mr. Grinfas and your counsel Mr. Grey have suggested that IMP's actions may be defended on the basis of the fiduciary duty of its Board of Directors. Let us point out, however, that the IMP Board's duties also include the duty to avoid allowing IMP to incur a substantial liability for breach of contract or fraud.

     Further, we wish to point out that while the Phase 2 contract calls for obtaining stockholder approval of the purchase, that is not because such approval is required by any law. The Phase 2 purchase can be lawfully carried out without obtaining any such approval. Moreover, such approval is NOT a condition to IMP's duty to close the transaction. On the contrary, IMP's duty to issue and sell the Purchased Shares under section 1.1 of the Phase 2 Agreement exists with or without shareholder approval. Thus, if IMP fails to perform its contractual duty under section 1.1, it will be liable for breach of contract, no matter what its intent or lack of intent may be for the nonperformance. This would be true whether or not IMP sought, or obtained, or failed to obtain, any stockholder approval. For example, let us hypothesize (as you have suggested) that IMP's board might have a fiduciary duty to recommend against stockholder under certain circumstances. On that hypothesis, while the board's negative recommendation might not itself be a breach of IMP's contractual obligations, the resulting nonperformance of IMP's obligation to issue and sell the Purchased Shares (which obligation is not conditioned on stockholder approval) would nevertheless constitute a breach of contract on IMP's part. That fact is itself a major factor that the IMP board must take into consideration in deciding what fiduciary course to take in making a recommendation to the stockholders.

     Accordingly, while Teamasia does not waive or excuse IMP's contractual duties to continue to use its best efforts to obtain stockholder approval (nor does it waive any claims it may have for IMP's past breaches of that duty), Teamasia does waive any closing condition concerning such efforts as a condition on Teamasia's performance of the Phase 2 Agreement. In particular, Teamasia does not waive IMP's duties and obligations under subsection 4.1(g) of that Agreement, but does waive any closing condition based on that subsection or on IMP's performance of such duties and obligations. Further, while we are waiving the closing conditions contained in Section 4.1, we are not waiving any other contractual right conveyed to our client under the Phase 2 Agreement, including but without limitation, the survival of agreements provision (Section 7.1) and the indemnification provision (Section 7.14).

     In light of this waiver, the conditions of Section 4.1 of the Phase 2 Agreement are now fully satisfied. Accordingly, under Section 1.1 of the Agreement, the Closing is required to occur no later than fourteen business days from today. Please inform us of the day upon which such Closing will occur. Given your duties as directors, we assume that you will desire to set the closing date as soon as possible so that IMP may receive and be able to put to use the funds for the benefit of the stockholders.
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Board of Directors
IMP, Inc.
May 31, 2000
Page 4


     We continue to urge IMP to perform its obligations under sections 4.1(g) and 6.1 of the Agreement, both because such obligations are owed to Teamasia under the contract and because obtaining stockholder approval is otherwise in the best interests of the company and the stockholders (for example by permitting continued Nasdaq listing). Once again, however, we stress that neither IMP's breach of those obligations, nor any failure of stockholder approval, will excuse IMP's contractual duty to close the transaction, and to issue and sell the Purchased Shares.

     Finally, we wish to point out that there is no termination provision in the Phase 2 Agreement. Thus, IMP's obligations to issue and sell the Purchased Shares will remain in existence and force until they are fully performed. This fact should be disclosed to any other parties with whom IMP is in communication.

                                        Very truly yours,

                                        /s/ ANTHONY J. RICHMOND
                                        -------------------------------
                                        Anthony J. Richmond
                                        of LATHAM & WATKINS



cc:  Richard Grey, Esq.
     Teamasia Semiconductors PTE Ltd.
     William C. Davisson III, Esq.
     Charles S. Treat, Esq.
     Marc W. Rappel, Esq.